SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13D/A

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                              (Amendment No. 10)*


NAME OF ISSUER:  American Industrial Properties REIT

TITLE OF CLASS OF SECURITIES:  Shares of Beneficial Ownership

CUSIP NUMBER:   026791103000

NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO
RECEIVE NOTICES AND COMMUNICATIONS:

     Natalie I. Koether, Esq., Rosenman & Colin
     P. O. Box 97, Far Hills, New Jersey 07931      (908) 766-4101

DATE OF EVENT WHICH REQUIRES FILING:    October 11, 1995


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1 (b)(3) or (4), check the following: ________

Check the following if a fee is being paid with the statement:_________. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

     Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         (Continued on following pages)

CUSIP NO.:  026791103000


1.       NAME OF REPORTING PERSON:  Pure World, Inc.
                                    (formerly American Holdings, Inc.)

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
         (a)      (b)   X

3.       [SEC USE ONLY]

4.       SOURCE OF FUNDS:  WC

5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) OR 2(e):

6.       CITIZENSHIP OR PLACE OF ORGANIZATION:   Delaware

7.       SOLE VOTING POWER:          888,000

8.       SHARED VOTING POWER:

9.       SOLE DISPOSITIVE POWER:     888,000

10.      SHARED DISPOSITIVE POWER:

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
         PERSON:                     888,000

12.      CHECK BOX IS THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES:

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):   9.785%

14.      TYPE OF REPORTING PERSON:   CO

     This Amendment No. 10 (the "Amendment") relates to the Schedule 13D filed on February 2, 1994, in connection with the ownership by Pure World, Inc. ("Pure World") of Shares of Beneficial Interest ("Shares") of American Industrial Properties REIT, a Texas real estate investment trust (the "Trust"). The capitalized terms used in the Amendment, unless otherwise defined, shall have the same meaning as in the original Schedule 13D.

Item 4.  PURPOSE OF TRANSACTION.

     Item 4 is amended hereby to add the following:

     Pure World currently intends to propose changes to the Trust Bylaws and to nominate candidates for election as Trust Managers at the next Annual Meeting. A copy of the notice sent to the Secretary of the Trust is attached as Exhibit I.

     Pure World also sent a letter to the Trust discussing its concern whether the Trust would settle its lawsuit against its principal creditor on terms which would benefit all shareholders. A copy of the letter is attached as Exhibit II.

Item 7.  MATERIAL TO BE FILED AS EXHIBITS.

     Exhibit I - Notice to the Trust as sent to the Secretary of the Trust dated October 11, 1995.

     Exhibit II - Letter sent to Charles Wolcott, President of the Trust, dated October 11, 1995.

                                   SIGNATURE
                                   ---------


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: October 12, 1995

                                        PURE WORLD, INC.


                                        /s/ Mark Koscinski
                                        -------------------------
                                        Mark Koscinski
                                        Senior Vice President

                                   EXHIBIT I

                                PURE WORLD, INC.
                               211 Pennbrook Road
                          Far Hills, New Jersey 07931
                                 (908) 766-7220
                              (908) 766-4160 (Fax)



                                        October 11, 1995

VIA FEDERAL EXPRESS
American Industrial Properties REIT
6220 North Beltline - Suite 205
Irving, Texas 75063

Att.:  Secretary


To the Secretary of American Industrial Properties REIT ( the "Trust"):

     On October 3, 1995, the Trust Managers purportedly amended the Bylaws of the Trust to "CONFORM THE BYLAWS TO THE TEXAS REIT ACT AND TO PROVIDE FOR CERTAIN NOTICE REQUIREMENTS IN CONNECTION WITH NOMINATION OF TRUST MANAGERS AND OTHER MATTERS TO BE BROUGHT BEFORE THE SHAREHOLDERS." Pure World, Inc., formerly American Holdings, Inc., ("Pure World") believes that certain of these Bylaws 1) were not validly adopted under the Declaration and Bylaws of the Trust and 2) contravene Federal securities law and Texas law governing corporations and real estate investment trusts.

     Pure World currently intends to propose changes to the Trust's Bylaws as amended by the Trust Managers and to nominate candidates for election as Trust Managers at the next Annual Meeting (the "Meeting"). The following is the notice purportedly required to propose business and nominate directors at the Meeting (the "Notice"). Giving this Notice in no way reflects the concurrence of Pure World that the management of the Trust rightfully enacted the recent Bylaw amendments nor will Pure World's compliance waive its right to contest their validity.

American Industrial Properties REIT
Att.: Secretary
October 11, 1995
Page 2

     Pure World beneficially owns 888,000 Trust shares of which 888,000 shares are owned of record as of this date. Its executive offices are 376 Main Street P.O.Box 74, Bedminster, New Jersey 07921. Pure World hereby notifies the Trust that it will appear in person or by proxy to propose the following business at the Meeting:

CHANGES TO THE BYLAWS
---------------------

     Pure World  proposes that the Bylaws of the Trust be amended at the Meeting
1) to eliminate any requirement that a shareholder must give notice for business to be properly brought by such shareholder at an annual meeting; 2) to eliminate any requirement that a shareholder must give notice during a specified time for such shareholder's nominee to be eligible for election as a Trust Manager at an annual meeting; 3) to require for election or reelection as a Trust Manager at an annual or special meeting the affirmative vote of a majority of outstanding shares; 4) to provide that vacancies be filled either by a majority of the remaining Trust Managers or by the affirmative vote of the holders of a majority of outstanding shares except if the vacancy occurs because a Trust manager fails to be reelected; 5) to require a Trust Manager who fails to be reelected (whether at an annual or special meeting) and who also fails to receive a plurality of the votes cast at the meeting, to resign after taking all steps necessary to appoint as a successor, the nominee who received a plurality at such meeting; 6) to permit a shareholder who owns 9% of the outstanding shares to call a Special Meeting; and 7) to provide that all amendments to the Bylaws require the affirmative vote of holders of a majority of the outstanding shares.

     The purpose of presenting these Bylaw changes at the Meeting is to assure fairness and equality in the election of Trust Managers and in the consideration of other business matters before the shareholders. Pure World has no arrangements or understandings with any other shareholder or person in connection with these proposals other than the nomination for election as Trust Managers of the candidates described below. Annexed to this Notice as Exhibit A is a list of the proposed Bylaw amendments.

American Industrial Properties REIT
Att.: Secretary
October 11, 1995
Page 3


NOMINEES FOR ELECTION AS TRUST MANAGERS AT THE MEETING
------------------------------------------------------

     Pure World proposes to nominate Richard M. Bossert, John W. Galuchie, Jr. and Paul O. Koether for election as Trust Managers at the Meeting. A written consent from each to serve as a nominee together with their respective business and residence address, principal occupation, number of shares beneficially owned and background information is annexed as Exhibits B, C and D. If only two seats on the Board are available in the election, Messrs. Koether and Galuchie will be Pure World's nominees. Information about Pure World required under Section 14 of the Securities and Exchange Act is attached as Exhibit E.

     Pure World has no arrangement or agreement with any nominee other than to support their candidacy and to pay the costs of the election.

     Unless this Notice has no legitimate purpose and is proposed only as a ploy to prevent shareholders from exercising their democratic rights, we expect that you will advise Pure World of any purported deficiencies and cooperate with Pure World to effect this Notice. The contact persons at Pure World are Paul O. Koether at (908) 766-7220 and John W. Galuchie, Jr. at (908) 234-9220.

                                        Very truly yours,


                                        PURE WORLD, INC.

                                        /s/ Paul O. Koether
                                        --------------------
                                        Paul O. Koether
                                        Chairman

                                                                       EXHIBIT A


                            PROPOSED BYLAW REVISIONS
                             ------------------------



ARTICLE II

2.2 ANNUAL MEETING. The annual meeting of shareholders commencing with the year 1995 shall be held at such time, on such day and at such place as may be designated by the Trust Managers.

2.3 SPECIAL MEETINGS. Special meetings of the shareholders for any purpose or purposes, unless otherwise prescribed by law or by the Declaration of Trust, may be called by the Trust Managers, any officer of the Trust or the holders of at least 9% of all of the shares entitled to vote at such meeting. Business transacted at all special meetings shall be confined to the purpose or purposes stated in the notice of the meeting.

2.5 BUSINESS AT ANNUAL MEETINGS. At the annual meeting, the shareholders shall elect Trust Managers and transact such other business as may properly be brought before the meeting.

ARTICLE III

     3.3 ELECTION AND TERM OF OFFICE. Trust Manager nominees shall be elected by the affirmative vote of a majority of the outstanding shares of the Trust. An incumbent Trust Manager who fails to be reelected by the affirmative vote of the holders of a majority of the outstanding shares of the Trust at an annual or special meeting and also fails to receive a plurality of the votes cast at such meeting shall resign immediately after taking all steps necessary to elect as a successor, the Trust Manager nominee who received a plurality of votes at such meeting. Except as provided herein, a Trust Manager shall hold office until his successor is elected and qualified, or until his death, resignation or removal.

     3.4 NOMINATION OF TRUST MANAGERS. Nominations of persons for election as Trust Managers may be made at any annual meeting of shareholders a) by or at the direction of the Trust Managers (or any duly authorized committee thereof) or b) by any shareholder of record of the Trust.

     3.6 VACANCIES; INCREASES. If any or all of the Trust Managers cease to be Trust Managers hereunder, whether by reason of resignation, removal, incapacity, death or otherwise, such event shall not terminate the Trust or affect its continuity. Until such vacancies are filled, the remaining Trust Manager or Trust Managers (regardless of number) may exercise the powers of the Trust managers hereunder. Subject to the provisions of Section 3.3, vacancies may be filled either by a majority of the remaining Trust Managers, though less than a quorum, or by vote of the holders of a majority of the outstanding shares at an annual or special meeting of the shareholders. A Trust Manager elected to fill a vacancy shall hold office only until the next election of Trust Managers at an annual or special meeting.

ARTICLE XI

     AMENDMENTS. Except as otherwise required by applicable law or the Declaration of Trust, Bylaws may be adopted, amended, altered or repealed only by the affirmative vote of the holders of a majority of the Trust's outstanding shares.

                                                                       EXHIBIT B


                         CONSENT OF RICHARD M. BOSSERT


         I hereby consent to be nominated by Pure World, Inc. for election as a Trust Manager of American Industrial Properties REIT.

                                                  /s/ Richard M. Bossert
                                                  ------------------------------
                                                  Richard M. Bossert
Dated:  October 10, 1995


         1.       Business Address:
                           Cedar Ridge Road
                           Bedminster, New Jersey 07921

         2.       Residence Address:
                           Cedar Ridge Road
                           Bedminster, New Jersey 07921

         3.       Principal Occupation:
                           See number 5 below

         4.       Numbers of shares beneficially owned:
                           888,000 shares

         5.       Background information:


     RICHARD M. BOSSERT is a construction engineer. For more than the past six years, Mr. Bossert has been the President and Chief Operating Officer of Sawyert Corporation which is engaged in industrial and commercial site construction and development. Mr. Bossert is a director of Pure World, Inc.

                                                                       EXHIBIT C

                        CONSENT OF JOHN W. GALUCHIE, JR.

         I hereby consent to be nominated by Pure World, Inc. for election as a Trust Manager of American Industrial Properties REIT.

                                                /s/ John W. Galuchie, Jr.
                                                --------------------------------
                                                John W. Galuchie, Jr.
Dated:  October 10, 1995

         1.       Business Address:
                           376 Main Street
                           Bedminster, New Jersey 07921

         2.       Residence Address:
                           Pheasant Run
                           P.O. Box 327
                           Gladstone, New Jersey 07934

         3.       Principal Occupation:
                           See number 5 below

         4.       Numbers of shares beneficially owned:
                           888,000 shares

         5.       Background information:

     JOHN W. GALUCHIE, JR., a certified public accountant, is engaged in the following businesses: (i) Kent Financial Services, Inc. ("Kent") as Vice President and Treasurer since September 1986 and a director from June 1989 to August 1993; (ii) T.R. Winston & Company, Inc., a wholly-owned subsidiary of Kent which operates as a broker-dealer, as President and Treasurer since
September 1989; (iii) since July 1992, as Vice President, Treasurer and a director of American Metals, Inc., a former indirect majority-owned subsidiary of Kent which is currently seeking to acquire an operating business; (iv) Pure World, Inc., as Executive Vice President since April 1988 and director from January 1990 until October 1994 and for more than five years as Vice President and director of Sun Equities Corporation, a private, closely-held corporation which is Pure World's principal stockholder; (v) Crown NorthCorp, Inc., which operates as a real estate asset manager, as a director since June 1992 and as Secretary, from November 1992 until August 1994; and (vi)Edudata Corporation, which is seeking to redeploy its cash assets, in various executive positions since February 1983 and a director since July 1988.

                                                                       EXHIBIT D

                           CONSENT OF PAUL O. KOETHER

         I hereby consent to be nominated by Pure World, Inc. for election as a Trust Manager of American Industrial Properties REIT.

                                                /s/ Paul O.Koether
                                                --------------------------------
                                                Paul O. Koether
Dated:  October 11, 1995

         1.       Business Address:
                           211 Pennbrook Road
                           Far Hills, New Jersey 07931

         2.       Residence Address:
                           211 Pennbrook Road
                           Far Hills, New Jersey 07931

         3.       Principal Occupation:
                           See number 5 below

         4.       Numbers of shares beneficially owned:
                           888,000 shares

         5.       Background information:

     PAUL O. KOETHER is principally engaged in the following businesses: (i) Pure World, Inc., as Chairman since April 1988, President since April 1989, a director since March 1988, and for more than five years as the Chairman and President of Sun Equities Corporation, a private, closely-held corporation which is Pure World's principal stockholder; (ii) as Chairman of Madis Botanicals, Inc., since January 1995 and as a director since December 1994; (iii) as Chairman and director since July 1987 and President since October 1990 of Kent Financial Services, Inc. ("Kent") which engages in various financial services, including the operation of a retail brokerage business through its wholly-owned subsidiary, T. R. Winston & Company, Inc. ("Winston") and the general partner since 1990 of Shamrock Associates, an investment partnership which is the principal stockholder of Kent; (iv) various positions with affiliates of Kent, including Chairman since 1990 and a registered representative since 1989 of Winston; and (v) since July 1992, as a director of American Metals Service, Inc., a former indirect majority-owned subsidiary of Kent which is currently seeking to acquire an operating business. Prior to August 1994, Mr. Koether also served as an officer and director of NorthCorp Realty Advisors, Inc., a real estate asset manager.

                                                                       EXHIBIT E

                      PURE WORLD, INC. (Formerly American Holdings, Inc.)
                            INFORMATION REQUIRED BY SECTION 14A

         Pure World, through its 83% owned subsidiary Madis Botanicals, Inc. is engaged in the business of manufacturing and distributing natural products. As of October 9, 1995, Pure World beneficially owned 888,000 shares ("Shares") of the Trust or approximately 9.8% of the total Trust Shares outstanding.

         Pure World and its proposed nominees have no agreements with the Trust or its Trust Managers or with respect to any securities of the Trust, the giving or withholding of proxies, any future employment by the Trust or any future transactions to which the Trust or its affiliates may be a party, except as have been or may be expressed in any filing with the Securities and Exchange Commission. None of Pure World's proposed nominees have, during the past ten years, been convicted in a criminal proceeding. The Trust Shares owned by Pure World are indirectly beneficially owned by the proposed nominees in their capacity as officers or directors of Pure World. Pure World has not purchased any Trust Shares in the past sixty days. Information provided elsewhere in the Notice about Pure World and its nominees is incorporated into this Exhibit E.


          DIRECTORS AND EXECUTIVE OFFICERS OF PURE WORLD OF PURE WORLD
          ------------------------------------------------------------

NAME AND ADDRESS         POSITION AND OFFICE PRESENTLY HELD           PERCENTAGE OF DIRECT OR INDIRECT
    OF PERSON            ----------------------------------             OWNERSHIP OF VOTING SHARES
 ---------------                                                                 OF PURE WORLD
                                                                      --------------------------------
Paul O. Koether               Chairman  and President                 37.01%(1)
211 Pennbrook Road
Far Hills,  NJ 07931

John W. Galuchie, Jr.         Executive  Vice President               27.46%(1)
376 Main Street
Bedminster,  NJ  07921

Richard M.  Bossert           Director                                *
P. O. Box 209
Bedminster,  NJ 07921

Alfredo  Mena                 Director                                *
P.O. Box 520656
Miami,  FL  33152

Mark  Koscinski               Senior  Vice President                  *
376 Main Street
Bedminster,  NJ   07921

William Mahomes,  Jr.         Director                                *
2200 Ross  Ave., Suite 2700
Dallas,  TX  75201

Mark  W.  Jaindl              Director                                1.79%
3150 Coffeetown  Road
Orefield,  PA  18069


*Less  than 1%

(1) Includes 27.46% owned by Sun Equities Corporation ("Sun Equities") of which Messrs. Koether and Galuchie are directors and executive officers. Sun Equities is a private company the business of which is to own shares of other corporations including Pure World.

                                   EXHIBIT II


                                PURE WORLD, INC.
                               211 Pennbrook Road
                          Far Hills, New Jersey 07931
                                 (908) 766-7220
                              (908) 766-4160 (Fax)


                                        October 11, 1995

VIA FEDERAL EXPRESS
Charles W. Wolcott, President
American Industrial Properties REIT
6220 North Beltline - Suite 205
Irving, Texas 75063

Dear Mr. Wolcott:

     American Industrial Properties REIT (the "Trust") has announced that it is negotiating to settle the litigation with Manufacturer's Life Insurance Company ("MLIC") and that in connection with that settlement, the Trust will repurchase the MLIC debt at a discount. Disparate rumors in the market have the discount at varying amounts ranging from modest amounts to the discount that MLIC reportedly had agreed to extend to Fidelity Investments ("Fidelity Discount"). We believe that MLIC would have been willing to offer the Trust the Fidelity Discount without the cost and risk of litigation. Any settlement below the Fidelity Discount, in our view, would mean that the Trust lost the suit.

     If the lawsuit is settled, we hope that the Trust Managers will refinance the MLIC debt pursuant to a plan that will benefit all shareholders. Pure World is prepared to assist the Trust in refinancing the MLIC debt and agrees to purchase any unissued shares of the Trust for an amount representing 5% more than any other potential purchaser. If Pure World purchased these shares it would cooperate with the Trust to re-offer such shares to all other shareholders of the Trust on a PRO RATA basis at Pure World's cost.

     If you wish to discuss this offer further please be in touch with me.

                                        Very truly yours,

                                        /s/ Paul O. Koether
                                        ---------------------
                                        Paul O. Koether